UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NORTHRIDGE VENTURES INC.

(Exact name of registrant as specified in its charter)

005-83846

(Commission File Number)

Nevada	98-0449083
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Wall Street, 20th Floor

New York, NY 10005

(Address of principal executive offices)

(212) 618-1312

(Registrant's telephone number)

Copies to:

Andrea Cataneo, Esq.

Jeff Cahlon, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway

New York, NY 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

Information Statement

Pursuant to Section 14(f) of the Securities Exchange Act of 1934

and Rule 14f-1 thereunder

This Information Statement is being furnished on or about June 14, 2013 to all of the stockholders of record at the close of business on June 5, 2013 of the common stock of Northridge Ventures Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of Northridge Ventures Inc. (the “Company”) of a change in control of the Company and a change in the majority of the board of directors of the Company which occurred pursuant to a stock purchase agreement (the “SPA”) between Universe Capital Partners, LLC (“UCP”) and the selling shareholders named therein.

CHANGE IN CONTROL

Pursuant to the SPA, on June 5, 2013, UCP purchased 37,650,000 shares of common stock of the Company, representing 99.1% of the outstanding shares of the Company’s common stock, for a purchase price of $238,000, resulting in a change in control of the Company. The source of the funds was UCP’s working capital.

In connection with the SPA, on June 7, 2013, Andrew Grundman and Michael Williams resigned as officers of the Company, Russell Covarrubia was appointed President and Chief Executive Officer of the Company, and Siva Pillarisetty was appointed Treasurer and Secretary of the Company.

In connection with the SPA, on or about 10 days after the mailing of this Schedule 14f-1,  Andrew Grundman will also resign as the sole director of the Company, and Erdogan Cetin, Russell Covarrubia, Siva Pillarisetty, and Nicholas King will be elected directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding the Company’s current executive officers and directors and those individuals who will be elected as directors following the resignation of Mr. Grundman as director. If any proposed director listed in the table below should become unavailable for any reason, which the Company does not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by UCP prior to the date the new directors take office.

Each member of the Company’s board of directors shall serve until his successor is elected and qualified, or until his earlier resignation, death or removal. Officers are appointed annually by the Board and each serves at the discretion of the Board.

Current Directors and Executive Officers:

Name	Age	Position

Russell Covarrubia	23	President and Chief Executive Officer

Siva Pillarisetty	44	Treasurer and Secretary

Andrew Grundman	46	Director

Russell Covarrubia has been a Marine since October 2008. From June 2011 to August 2011, Mr. Covarrubia was with Curing Capital out of Atlanta, Georgia. From August 2011 to February 2012, Mr. Covarrubia was with AGS Capital, LLC, where he helped structure equity financings for public companies on major stock exchanges. From February 2012 to December 2013, he was at Lighthouse Capital Partners, where he became a partner and helped to revamp the company’s marketing and business strategies. Since December 2012, he has been with UCP, becoming Vice President, and where he began a marketing plan to high net-worth investors and institutional investors. Mr. Covarrubia’s financial experience and knowledge qualifies him to serve on the Company’s board of directors.

Siva Pillarisetty has been President of UCP and Chief Investment Officer of UCP Multi Strategy Equity Fund, LLC since January 2013. From March 1995 until January 2013, Mr. Pillarisetty was owner, President and Chairman of Pillar Mortgage Corp. a residential and commercial mortgage brokerage and from September 1993 until January 2013 he also owned and operated Pillar Consulting Group as a sole proprietor. Mr. Pillarisetty’s financial experience and knowledge qualifies him to serve on the Company’s board of directors.

Andrew Grundman will resign as a director of the Company effective upon the Company’s meeting its information obligations under the Securities Exchange Act of 1934, as amended. Mr. Grundman has been the sole principal of Grundman Law since 2002, providing business consultation and legal services to the mining industry. Mr. Grundman has held senior executive positions and directorships with public and private companies since 2002.

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Directors following Mr. Grundman’s Resignation as Director:

Set forth below is certain information regarding the persons who will become directors of the Company following Mr. Grundman’s resignation as director:

Name	Age
Erdogan Cetin	30
Russell Covarrubia	23
Siva Pillarisetty	44
Nicholas King	49

See “Current Executive Officers and Directors of the Company” above for background of Russell Covarrubia and Siva Pillarisetty.

Erdogan Cetin has been Managing Member of UCP since April 2012 and Managing Member of UCP Multi Strategy Equity Fund, LLC since November 2012. From May 2003 to June 2010, Mr. Cetin was Chief Financial Officer of Toros Capital Partners, Ltd. in Istanbul, Turkey. From June 2010 to March 2011 Mr. Cetin was General Coordinator of SRM AS in Istanbul, Turkey. Mr. Cetin received an MBA and BA from Marmara University. Mr. Cetin’s experience as Managing Member of UCP qualifies him to serve on the Company’s board of directors. Mr. Cetin will serve as the Chairman of the Company’s board of directors.

Nicholas King is self-employed as a business consultant. Mr. King was Chief Executive Officer of Lethbridge King Capital, an investment bank in Australia, where he successfully raised capital for resources and IT companies, from January 2004 to June 2013. Mr. King was Chief Executive Officer of King Estates, a real estate company, from July 1993 to June 2013. Mr. King was Chief Executive Officer of Baycorp Capital Ltd., a public real estate development company in Australia, from January 2005 to December 2009, where he developed luxury properties on Sydney’s Lower North Shore. Mr. King received a Bachelor’s degree in business from the University of Western Sydney. Mr. King’s financial and business executive experience qualifies him to serve on the Company’s board of directors.

Board of Directors Committees

Currently, the Board does not have any standing audit, nominating or compensation committees, or committees performing similar functions. The functions customarily performed by such committees have been performed by the Company’s sole director.

Communications with Directors

Shareholders may communicate with the Company’s directors by directing the communication in care of Russell Covarrubia, at the address set forth on the front page of this Information Statement.

Director Independence

The Company’s sole director, Andrew Grundman, is not an independent director as defined under the Nasdaq Marketplace Rules.

Involvement in Certain Legal Proceedings

To the Company’s knowledge, the Company’s directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

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4.	being found by a court of competent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any Federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any Federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

EXECUTIVE COMPENSATION

During its last two fiscal years, the Company did not pay any compensation to its executive officers.

OUTSTANDING EQUITY AWARDS AT YEAR-END

The Company did not have any outstanding equity awards outstanding as of May 31, 2013.

DIRECTOR COMPENSATION

No director of the Company received any compensation for services as director for the year ended May 31, 2013.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended May 31, 2012, the Company paid aggregate legal fees of $33,175 to its attorney. The Company’s attorney was the son of the Company’s then-majority stockholder. Except as one of the Company’s stockholders, the Company’s then-majority stockholder did not receive any benefit from the acquisition or the transfer of the mineral licenses or any other payment to the Company’s attorney.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERSHIP AND MANAGEMENT

 The following table sets forth certain information, as of June 5, 2013, following the closing of the SPA, with respect to the beneficial ownership of the outstanding common stock by (i) any holder of more than five (5%) percent; (ii) each of the Company’s executive officers and directors; and (iii) the Company’s directors and executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Directors and Officers:
Russell Covarrubia	-	-
Siva Pillarisetty	-	-
Andrew Grundman (3)	-	-
All officers and directors as a group	-	-
Beneficial owners of more than 5%:
Universe Capital Partners, LLC (4)	37,650,000	99.1%
Erdogan Cetin (5)	37,650,000	99.1%

* Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Universe Capital Partners, LLC, 14 Wall Street, 20th Floor, New York, NY 10005.

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(2)	Applicable percentage ownership is based on 38,000,000 shares of common stock outstanding as of June 5, 2013, together with securities exercisable or convertible into shares of common stock within 60 days of such date for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of June 5, 2013 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Address of the shareholder is 187 East Warm Springs Road, Suite B153, Las Vegas, NV 89119.

(4)	Erdogan Cetin is the Managing Member of Universe Capital Partners, LLC and has voting and investment power over the shares.

(5)	Shares are held by Universe Capital Partners, LLC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHRIDGE VENTURES INC.

Dated: June 13, 2013	By:	/s/ Russell Covarrubia
Russell Covarrubia
Chief Executive Officer

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